Contact

www.linkedin.com/in/patrickcaligiuri
(LinkedIn)
www.tiktok.com/@producerpatrick
(Portfolio)

Top Skills

On-camera Talent

Graphics

Management

Languages

English (Native or Bilingual)

Honors-Awards

Primetime Emmy Honor

Patrick Caligiuri

Executive Producer, Storyteller and Content Creator
San Jose, California, United States

Summary

Crafting compelling narratives and engaging content, my journey as a Freelance Writer at KGO has honed my skills in content creation and writing. The recent role of Supervising Producer at Warner Bros. Discovery further refined my video editing expertise, enabling me to deliver captivating visual stories.

At Roku Inc., as a Co-Executive Producer, I steered the adventure-competition series "Fight to Survive" to success, managing both creative and logistical elements. My mission is to create content that resonates and sustains audience engagement, driven by a passion for storytelling and a commitment to excellence in production.

Experience

Producer Patrick

Media Producer | Industry Analyst | Host
August 2024 - Present (6 months)
San Jose, California, United States

As an award-winning Executive Producer and content creator with over 20 years of expertise in unscripted development, production, and post-production, I offer specialized media consulting services, providing clients with end-to-end content strategy support. My experience across iconic series like The Amazing Race (CBS), Big Brother (CBS), Naked & Afraid (Discovery), and American Idol (ABC) equips me to deliver impactful storytelling that captivates audiences.

In addition to my consulting services, I provide industry analysis, offering insights into media trends, consumer behavior, and content performance to help clients stay competitive. My deep understanding of the evolving media landscape ensures that I deliver data-driven strategies that align with current trends and market demands.

As a host and creator, I engage with audiences through my industry insights on platforms like TikTok and Instagram (@ProducerPatrick). I also host live and digital events, moderating discussions on key shifts in media and entertainment, and providing expert commentary to guide businesses through the changing landscape.

With recent roles as Co-Executive Producer for Fight to Survive on Roku and The Quest on Disney+, I help my clients refine their media presence and adapt to a fast-paced industry, ensuring success from concept to screen.

Warner Bros. Discovery
Supervising Producer
May 2024 - July 2024 (3 months)
Massachusetts, United States

ABC News
Freelance Writer
July 2023 - May 2024 (11 months)
San Francisco, California, United States

Freelance News Writer/Producer for weekday and weekend evening newscasts at KGO (ABC Channel 7). Disney/ABC owned and operated.

Roku Inc.
Co Executive Producer
May 2022 - February 2023 (10 months)

Adjunct Showrunner for new Roku adventure-competition series "Fight to Survive." Oversaw creative and logistics for the episodic series. Oversaw production and post production throughout the series. Brought the series through final delivery.

As a co-executive producer for Roku's new survival TV series "Fight to Survive," I played a critical role in ensuring the success of the production from start to finish. This involved overseeing the entire production process, from pre-production to post-production, and ensuring that everything ran smoothly and according to plan.

During pre-production, I oversaw the show's creative and other producers to develop the game concept, format, and content. I hired the cast and crew, scouted locations, and was heavily involved in logistics for filming.

On location, I was responsible for managing and supervising the crew and creative throughout the production.

After filming was complete, I ran post-production, including overseeing the series' editing, sound & music design, and graphics.

Overall, my role as co-executive producer was crucial to the success of "Fight to Survive," as I was responsible for overseeing the entire production process and ensuring that the final product was of the highest quality possible.

Stealth Startup
Strategic Advisor, Media & Content
May 2021 - November 2021 (7 months)
Silicon Valley, CA

As a Media Advisor for the start-up app Squads, I was responsible for developing and implementing a comprehensive media strategy that aligned with the company's goals and objectives. My expertise in media planning, content creation, and digital marketing allowed me to create engaging and effective campaigns that reached a wide audience.

My role included creating and publishing outreach content, and engaging with clients through various digital channels. I also worked closely with the product and design teams to ensure a consistent brand message across all marketing materials.

My experience in the start-up environment allowed me to adapt quickly to changing priorities and work collaboratively with cross-functional teams to achieve common goals. I also leveraged my strong communication and organizational skills to effectively manage projects and ensure timely delivery of high-quality work.

George P Johnson Experience Marketing
"Dreamforce" Director-Producer
May 2021 - October 2021 (6 months)
San Francisco, California, United States

As the Director of Broadcast for Salesforce, I had the privilege of leading the production of the company's primetime broadcast for their annual Dreamforce convention, which attracts over 170,000 attendees from around the world. In this role, I developed a compelling creative concept that incorporated cutting-edge technology and engaging storytelling, managed a team of over 50 professionals, and ensured seamless execution of the event.

My expertise in producing live events and primetime broadcasts, combined with my strong leadership and management skills, allowed me to deliver high-quality content that received critical acclaim and helped establish Salesforce as a leader in the technology industry.

(SUMMARY OF BROADCAST) Producer (Project Director) Primetime Channel for Salesforce's "Dreamforce" broadcast. Oversaw all segments of Primetime live broadcast featuring Marc Benioff's Keynote, Soldedad O'Brien's stand ups & intros, Jason Sudeikis Keynote & FooFighters live concert.

The Walt Disney Company
Co Executive Producer
December 2020 - August 2021 (9 months)

As a Co-Executive Producer for "The Quest" on Disney+, I had the privilege of creating and producing a groundbreaking fantasy reality competition show that combined captivating storytelling with cutting-edge technology. In this role, I worked closely with a talented team of producers, writers, and technical experts to bring to life a fully immersive and interactive television experience.

My extensive experience in producing reality television programming, combined with my strong creative vision and leadership skills, allowed me to deliver a high-quality product that received critical acclaim and captured the attention of audiences around the world. I was responsible for overseeing all aspects of the production, from concept development and casting to post-production and delivery.

I also leveraged my expertise in managing budgets and resources efficiently to ensure the show's success while meeting financial targets. My ability to collaborate effectively with cross-functional teams and manage complex projects enabled me to deliver an exceptional product that exceeded expectations.

From the NY Times:
New to Disney+
'The Quest'
Starts streaming: May 11

Although it ran for only one season on ABC in the fall of 2014, the sword-and-sorcery themed reality competition series "The Quest" is fondly remembered for its inventive concept, clever execution and lovably sincere contestants. The new Disney+ revival makes a few changes. The competitors are now can-do teenagers instead of earnestly geeky adults; and the show's overall visual style looks more like a movie, obscuring the line between fantasy and the real-life game these kids are playing. But the basic contest remains the same. The participants are playacting as "paladins," roaming through a fictional medieval world filled with magic and conflict, where they try to succeed at various challenges. Combine "Game of Thrones," "Survivor" and an escape room, and that's "The Quest.""

ITV
Co Executive Producer
July 2020 - October 2020 (4 months)
Rangeley, Maine, United States

Co-Executive Producer for National Geographic/Disney+ Series "Call of the Wild"

Discovery Inc
Executive Producer/Showrunner
December 2019 - May 2020 (6 months)
Greater Los Angeles Area

Small Town Throw Down

ABC Television
American Idol
August 2018 - February 2019 (7 months)
Greater Los Angeles Area

Consulted in a senior producer role on the 2nd Season of ABC's reboot of American Idol. Helped redefine more organic and less 'produced' look of the show. Used vast expertise in directing verite as well as original storytelling.

Discovery Inc
Naked and Afraid
February 2018 - August 2018 (7 months)

Supervising Producer. Directed and Managed Episode(s) in Central & South America. Oversaw/Supervised all creative and logistics for production and post.

YouTube
Co Executive Producer: Ultimate Expedition
July 2017 - January 2018 (7 months)
Greater Los Angeles Area

Co-Executive Producer of adventure series "Ultimate Expedition." Supervised an 80+ international crew in the Peruvian Andes. Oversaw logistics and show creative from Development to Post Delivery.

Herzog & Company
Co Executive Producer
March 2015 - December 2015 (10 months)
"Celebrity Adventure Club" Travel Channel, "Sheryl Crow Project" CNN

Celebrity Adventure Club -Travel Channel (August 2016)
Development Projects

Lead creative in pre-production. Strategized concept, logistics, & story arc to form episodic content for seasonal arc. Oversaw International production movement, travel and logistics. Oversaw and lead team on location while troubleshooting production difficulties. Instituted and executed vision and direction from Network. Managed and directed post-production on content and deliverables.

Discovery Communications
Showrunner
November 2014 - February 2015 (4 months)
"Arctic Rescue" Leftfield Productions

Arctic Rescue, Discovery Channel. Oversaw and lead team on location. Instituted and executed vision and direction from Network. Strategized concept, logistics, & story arc to form episodic content for seasonal arc. Managed and directed crew and talent per shooting schedule while troubleshooting production difficulties.

National Geographic Channel
Supervising Producer
July 2014 - November 2014 (5 months)
"Ultimate Survivor Alaska" Brian Catalina Productions

Ultimate Survivor Alaska, National Geographic. Strategized concept and story arc to form episodic content for seasonal arc. Oversaw all aspects and lead team in post-production including show budget, schedule, online and deliverables.

Discovery Communications
11 months

Supervising Producer
March 2014 - May 2014 (3 months)
"Bering Sea Gold" Original Productions

Bering Sea Gold: Discovery Channel. Managed and directed crew and talent per shooting schedule while troubleshooting production difficulties. Strategized concept, logistics, and story arc to form episodic content for seasonal arc.

Supervising Producer
July 2013 - February 2014 (8 months)
"Ice Cold Gold" Moxie Pictures

Ice Cold Gold: Animal Planet. Strategized concept, logistics, and story arc to form episodic content for seasonal arc. Oversaw International production movement, travel and logistics. Oversaw all aspects and lead team in post-production including show budget, schedule, online and deliverables. Served as liaison between Network, Production and Post Production

A&E Television
Supervising Producer
August 2012 - July 2013 (1 year)
"Swamp People" Original Media

Swamp People: History Channel. Strategized concept, logistics, and story arc to form episodic content for seasonal arc. Managed production, budget, and work directly with Executive Team to ensure show content and quality. Managed and directed crew and talent per shooting schedule while troubleshooting production difficulties. Served as liaison between Network, Production and Post Production. Managed all aspects and lead team in post-production including show budget, schedule, online and deliverables.

Twentieth Century Fox
Senior Producer
May 2011 - August 2012 (1 year 4 months)
"Q'Viva: The Chosen" XIX Entertainment

Q'Viva: The Chosen, FOX, Univision. Managed creative in pre-production. Strategized concept, logistics, & story arc to form episodic content for seasonal arc. Managed team on location while troubleshooting production difficulties. Managed post-production on content and deliverables.

Viacom
Supervising Challenge Producer
January 2011 - May 2011 (5 months)
"Vh1's Tough Love" High Noon Entertainment

Vh1: Tough Love. Designed creative concept for produced challenge events, story lines and seasonal show arcs. Directed crew and talent per shooting schedule while troubleshooting production difficulties and complications.

CBS Television Studios
Producer
April 2008 - December 2010 (2 years 9 months)
"The Amazing Race" , "Big Brother" , "Kid Nation"

The Amazing Race: CBS (Seasons 12-18). roduced high intense International logistics on an extremely tight travel schedule. Designed creative concept for produced challenge events, story lines and seasonal show arcs. Directed crew and talent per shooting schedule while troubleshooting production difficulties and complications.

Big Brother, Kid Nation: CBS. Participated, tested and creative produced challenge events, story lines and seasonal show arcs. Pulled story from unscripted moments and created broadcast quality segments on weekly basis.

NBC
Producer
April 2009 - June 2009 (3 months)
Great American Road Trip, American Ninja Warrior

Producer: Great American Road Trip. Designed creative concept for produced challenge events, story lines and seasonal show arcs. Directed crew and talent per shooting schedule while troubleshooting production difficulties and complications. Directed crew and talent per shooting schedule while troubleshooting production difficulties and complications.

Producer: ANW. Managed post-production on challenge-heavy show. Pulled story from unscripted moments and created broadcast quality segments on weekly basis.

Comcast
Associate Producer
June 2005 - October 2007 (2 years 5 months)
E! Entertainment

E! True Hollywood Story, E! International

Participated, licensed and creatively produced field and post content for E!'s flagship show, THS. Licensed clips, edited raw materials, coordinated and produced national shoots. Conducted press junket sit-down interviews for E! News.

Time Warner Inc.
Associate Producer
June 2004 - June 2005 (1 year 1 month)
Court TV

Daytime Trial Coverage, Live Broadcast Productions: Nancy Grace & Lisa Bloom

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Education

S.I. Newhouse School of Public Communications at Syracuse University
Bachelor of Science - BS, Radio, Television, and Digital Communication · (September 2000 - May 2004)

Syracuse University
Bachelor of Science - BS, Radio, Television, and Digital Communication, Marketing · (September 2000 - May 2004)